M

VF 4-15-02

02022490 D STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17285

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED APR 10 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zahorik Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 East Foothill Boulevard, Suite 201
(No. and Street)

Pasadena, California 91107
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda K. Clancy (319) 398-8561
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

PROCESSED
APR 24 2002
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

0109-0226065

Oath or Affirmation

I, Brenda Clancy, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Zahorik Company, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Vice President and Treasurer

Notary Public

NOTARIAL SEAL IOWA
DAWN RENEE LAWSON
Commission Number 172963
MY COMMISSION EXPIRES
FEBRUARY 4, 2003

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( )	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(Available Under Separate Cover)*
( )	(n)	Independent Auditors' Supplementary Report on Internal Control

Zahorik Company, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part II (continued)

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 (continued)**

Debit Balances (continued)

14.	Failed to deliver of customers' securities not older than 30 calendar days	$ –
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	–
16.	Other (list)	–
17.	Aggregate debit items**	–
18.	Less 3% [for alternative method only – see Rule 15c3-1(f)(5)(i)]**	–
19.	Total 15c3-3 debits**	–

Reserve Computation

20.	Excess of total debits over total credits (line 19 less line 11)	–
21.	Excess of total credits over total debits (line 11 less line 19)	329,030
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	345,481
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	400,000
24.	Amount on deposit (or withdrawal) including value of securities	–
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	400,000
26.	Date of deposit	–

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2001 unaudited FOCUS Part II Report.

Zahorik Company, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Differences between the computation of aggregate indebtedness as a component of the computation of net capital under Rule 15c3-1 included in this audited report and the computation of aggregate indebtedness as a component of the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing as of December 31, 2001 are reconciled as follows:

Aggregate indebtedness reported in unaudited Form X-17A-5 Part IIA	$1.079.884
Adjustments made subsequent to filing of Form X-17A-5:	
Reclassification of allowance for doubtful accounts	(34,746)
Reclassification of current income taxes	(34,200)
Reclassification of deferred income taxes	(16.655)
Aggregate indebtedness reported herein	$ 994.283

As a result of the change in net capital and aggregate indebtedness noted above, the percentage of aggregate indebtedness to net capital decreased from 98% to 90%.

Zahorik COMPANY, Inc.
4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499 • 319-373-6400
Home Office: 2700 E. Foothill Blvd., Suite 201, Pasadena, California 91107 • 213-684-1430

April 9, 2002

SEC
450 5th Street, N.W.
Washington, D.C. 20549

Attached are the revised pages for the December 31, 2001 annual filing of audited financial statements for Zahorik Company per your request of March 20, 2002. A new completed Part III Facing Page is included in addition to the following items that you requested:

A. A reconciliation, including appropriate explanation, of the Computation of Net Capital under SEC Rule 15c3-1, or if no material differences exist, a statement to that effect (Page 15). This was included with the original audited financial, but per your request a new copy was included.
B. A reconciliation, including appropriate explanation, of the Computation for Determination of the Reserve Requirements under 15c3-3, or if no material differences exist, a statement to that effect (Page 13).

A copy of the items listed above was also sent to the Pacific Regional Office and Principal office of the NASD.

If you have any questions, please contact Julie Willingham, at (319)-398-8989. Thank you.

Sincerely,

Julie Willingham

Julie Willingham
Senior Accountant
Zahorik Company

NASD
REGULATION
An NASD Company

SEC MAIL PROCESSING SECTION
RECEIVED
APR 10 2002
WASH. D.C.
156

March 20, 2002

Brenda K. Clancy, VP and Treasurer
Zahorik Company, Inc.
2700 East Foothill Boulevard, Suite 201
Pasadena, CA 91107

Dear Ms. Clancy:

This acknowledges receipt of your December 31, 2001 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

A. A reconciliation, including appropriate explanation, of the Computation of Net Capital under SEC Rule 15c3-1, or if no material differences exist, a statement to that effect;
B. A reconciliation, including appropriate explanation, of the Computation for Determination of the Reserve Requirements under 15c3-3, or if no material differences exist, a statement to that effect.

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules & Regulation T, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. If you have any questions, please contact Christine Connolly, Field Supervisor at (213) 613-2641.

Sincerely,

Allissa Johnson
Supervisor

Enclosure

cc: Randall Lee (without enclosure)
SEC Regional Administrator
5670 Wilshire Boulevard, 11th Floor
Los Angeles, CA 90036-3468

Ernst & Young LLP (with enclosure)
801 Grand Avenue, Suite 3400
Des Moines, IA 50309